Exhibit 4.3

Description of Common Units

of Beneficial Interest

Description of the Shares

The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. The Managing Owner has the power and authority to issue Shares from time to time as it deems necessary or desirable. The number of Shares authorized shall be unlimited, and the Shares so authorized may be represented in part by fractional Shares, calculated to four decimal places. From time to time, the Managing Owner may divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interests. All Shares when so issued on the terms determined by the Managing Owner shall be fully paid and non-assessable.

The Shares are listed on the NYSE Arca. The Shares may be purchased from the Fund or redeemed on a continuous basis, but only by Authorized Participants and only in blocks of 200,000 Shares, or Creation Units. Individual Shares may not be purchased from the Fund or redeemed. Shareholders of the Fund (“Shareholders”) that are not Authorized Participants may not purchase from the Fund or redeem Shares or Creation Units.

Dividend Rights

The Managing Owner has discretionary authority over all distributions made by the Fund. To the extent that the Fund’s actual and projected Treasury Income, Money Market Income and T-Bill ETF Income exceeds the actual and projected fees and expenses of the Fund, the Managing Owner expects periodically to make distributions of the amount of such excess. The Managing Owner currently does not expect to make distributions with respect to the Fund’s capital gains. Depending on the Fund’s performance for the taxable year and a Shareholder’s tax situation for such year, a Shareholder’s income tax liability for the taxable year for the allocable share of the Fund’s net ordinary income or loss and capital gain or loss may exceed any distributions the Shareholder receives with respect to such year.

Redemption Provisions

The Fund redeems Shares from time to time, but only in one or more Creation Units. Creation Units may be redeemed only by Authorized Participants. Except when aggregated in Creation Units, the Shares are not redeemable securities. Authorized Participants pay a transaction fee of $500 in connection with each order to redeem a Creation Unit and are subject to an additional processing charge for failure to timely deliver such orders. From time to time, the Managing Owner, in its sole discretion, may reimburse Authorized Participants for all or a portion of the processing fees from the Managing Owner’s own assets. Authorized Participants may sell the Shares included in the Creation Units they purchase from the Fund to other investors.

Authorized Participants are the only persons that may place orders to redeem Creation Units. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions, and (2) participants in DTC. To become an Authorized Participant, a person must enter into an agreement with the Fund and the Managing Owner (a “Participant Agreement”). The Participant Agreement sets forth the procedures for the redemption of Creation Units and for the payment of cash required for such redemptions. The Managing Owner may delegate its duties and obligations under the Participant Agreement to Invesco Distributors, the Administrator or the Transfer Agent, without consent from any Shareholder or Authorized Participant. The Participant Agreement may be amended by the Managing Owner only with the consent of the Authorized Participant, while the procedures attached thereto may be amended with notice to the Authorized Participant. Shareholder consent is not required in either case. To compensate the Transfer Agent for services in processing the creation and redemption of Creation Units, an Authorized Participant is required to pay a transaction fee of $500 per order to create or redeem Creation Units. Authorized Participants who purchase Creation Units from the Fund receive no fees, commissions or other form of compensation or inducement of any kind from either the Managing Owner or the Fund, and no such person has any obligation or responsibility to the Managing Owner or the Fund to effect any sale or resale of Shares.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Creation Units.

Shareholders who are not Authorized Participants will only be able to redeem their Shares through an Authorized Participant.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any business day, an Authorized Participant may place an order with the Transfer Agent to redeem one or more Creation Units. Redemption orders must be placed by 10:00 a.m., Eastern time. The day on which the Managing Owner receives a valid redemption order is the redemption order date. The day on which a redemption order is settled is the redemption order settlement date. As provided below, the redemption order settlement date may occur up to two business days after the redemption order date. The redemption procedures allow Authorized Participants to redeem Creation Units. Individual Shareholders may not redeem directly from the Fund. Instead, individual Shareholders may only redeem Shares in an amount equal to one or more whole Creation Units and only through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the Creation Units to be redeemed through DTC’s book-entry system to the Fund not later than the redemption order settlement date as of 2:45 p.m., Eastern time, on the business day immediately following the redemption order date. Upon submission of a redemption order, the Authorized Participant may request the Managing Owner to agree to a redemption order settlement date up to two business days after the redemption order date. By placing a redemption order, and prior to receipt of the redemption proceeds, an Authorized Participant’s DTC account is charged the non-refundable transaction fee due for the redemption order.

Determination of Redemption Proceeds

The redemption proceeds from the Fund consist of the cash redemption amount. The cash redemption amount is equal to the NAV of the number of Creation Unit(s) requested in the Authorized Participant’s redemption order as of the closing time of the NYSE Arca or the last to close of the exchanges on which the Fund’s futures contracts are traded, whichever is later, on the redemption order date. The Managing Owner will distribute the cash redemption amount at 2:45 p.m., Eastern time, on the redemption order settlement date through DTC to the account of the Authorized Participant as recorded on DTC’s book entry system.

Delivery of Redemption Proceeds

The redemption proceeds due from the Fund are delivered to the Authorized Participant at 2:45 p.m., Eastern time, on the redemption order settlement date if, by such time, the Fund’s DTC account has been credited with the Creation Units to be redeemed. If the Fund’s DTC account has not been credited with all of the Creation Units to be redeemed by such time, the redemption distribution is delivered to the extent of whole Creation Units received. Any remainder of the redemption distribution is delivered on the next business day to the extent of remaining whole Creation Units received if the Transfer Agent receives the fee applicable to the extension of the redemption distribution date which the Managing Owner may, from time to time, determine and the remaining Creation Units to be redeemed are credited to the Fund’s DTC account by 2:45 p.m., Eastern time, on such next business day. Any further outstanding amount of the redemption order will be cancelled. The Managing Owner is also authorized to deliver the redemption distribution notwithstanding that the Creation Units to be redeemed are not credited to the Fund’s DTC account by 2:45 p.m., Eastern time, on the redemption order settlement date if the Authorized Participant has collateralized its obligation to deliver the Creation Units through DTC’s book entry system on such terms as the Managing Owner may determine from time to time.

Suspension, Postponement or Rejection of Redemption Orders

The Managing Owner may, in its discretion, suspend the right of redemption, or postpone the redemption order settlement date (1) for any period during which an emergency exists as a result of which the redemption distribution is not reasonably practicable, or (2) for such other period as the Managing Owner determines to be necessary for the protection of the Shareholders. The Managing Owner will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Managing Owner or the Transfer Agent may reject a redemption order if the order is not in proper form as described in the Participant Agreement. The Managing Owner or the Transfer Agent will reject a redemption order if the acceptance or receipt of the order, in the opinion of its counsel, might be unlawful.

Voting Rights

Shareholders take no part in the management or control, and have no voice in the operations or the business of the Fund. Shareholders, may, however, remove and replace the Managing Owner as the managing owner of the Fund, and may amend the Trust Agreement, except in certain limited respects, by the affirmative vote of a majority of the outstanding Shares then owned by Shareholders (not including Shares held by the Managing Owner and its affiliates). The owners of a majority of the outstanding Shares then owned by Shareholders may also compel dissolution of the Fund. The owners of 10% of the outstanding Shares then owned by Shareholders have the right to bring a matter before a vote of the Shareholders. The Managing Owner has no power under the Trust Agreement to restrict any of the Shareholders’ voting rights. Any Shares purchased by the Managing Owner or its affiliates, as well as the Managing Owner’s general interests in the Fund, are non-voting.

Any action required or permitted to be taken by Shareholders by vote may be taken without a meeting by written consent setting forth the actions so taken. The written consents will be treated for all purposes as votes at a meeting. If the vote or consent of any Shareholder to any action of the Fund or any Shareholder, as contemplated by the Trust Agreement, is solicited by the Managing Owner, the solicitation will be effected by notice to each Shareholder given in the manner provided by the Trust Agreement.

The Trust Agreement permits the approval of actions through the negative consent of Shareholders. As provided in the Trust Agreement, the vote or consent of each Shareholder so solicited will be deemed conclusively to have been cast or granted as requested in the notice of solicitation, whether or not the notice of solicitation is actually received by that Shareholder, unless the Shareholder expresses written objection to the vote or consent by notice given in the manner provided in the Trust Agreement and actually received by the Fund within twenty (20) days after the notice of solicitation is effected. Because the Trust Agreement provides for negative consent (e.g., that Shareholders are deemed to have consented unless they timely object), a Shareholder’s consent will be deemed conclusively to have been granted with respect to any matter for which the Managing Owner may solicit Shareholder consent unless the Shareholder expresses written objection in the manner required by the Trust Agreement and the written objection is actually received by the Trust within twenty (20) days after the notice of solicitation is effected. This means that not responding to the vote or consent solicitation would have the same effect as responding with affirmative written consent. For example, in the context of a consent solicitation to change the managing owner or any other action, a Shareholder’s lack of a response will have the same effect as if the Shareholder had provided affirmative written consent for the proposed action.

The Managing Owner and all persons dealing with the Fund will be entitled to act in reliance on any vote or consent which is deemed cast or granted pursuant to the negative consent provision and will be fully indemnified by the Fund in so doing. Any action taken or omitted in reliance on this deemed vote or consent of one or more Shareholders will not be void or voidable by reason of timely communication made by or on behalf of all or any of these Shareholders in any manner other than as expressly provided in the Trust Agreement.

The Managing Owner has the unilateral right to amend the Trust Agreement, provided that any such amendment is for the benefit of and not adverse to the Shareholders or the Trustee and also in certain unusual circumstances, for example, if doing so is necessary to comply with certain regulatory requirements.

Please note that capitalized terms not defined herein should be given the same meaning provided in the Fund’s most recently filed 10-K.